Exhibit (a)(1)(N)
Results of the Stock Option Exchange Offer
Dear [Employee],
The Flextronics International Ltd. Stock Option Exchange Offer expired at 2:00 p.m., Pacific Time, on August 11, 2009. Since the Exchange Offer has now expired, we will not be accepting any additional elections to participate in the exchange program.
If you had an option granted for exchange, shortly you will receive notification that your new award agreement is available for review and acceptance for each such grant (in the form previously provided to you, with blanks completed).
If you have any questions about the Exchange Offer, please email questions to stock.admin@flextronics.com or call the Stock Plan Administration hotline at 408-956-6731.